Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented under IFRS.

	Year Ended December 31,
(in millions of euros)	2011	2010	2009	2008	2007
Earnings
Profit before tax and discontinued operations	631	821	740	702	605
Add fixed charges	313	303	292	290	331
Subtract capitalized interest	(2)	(3)	(3)	(4)	(3)
Earnings	942	1 121	1 029	988	933

Fixed Charges

Interest expensed and capitalized	202	200	198	203	235
Add amortized premiums, discounts and capitalized expenses related to indebtedness	7	4	4	6	15
Add estimate of the interest within rental expense	104	99	90	81	81
Fixed charges	313	303	292	290	331

Ratio of earnings to fixed charges	3.01x	3.70x	3.51x	3.41x	2.81x